Exhibit 99.1

Check-Cap Announces Change in Presentation Date at the 28th Annual ROTH Conference

ISFIYA, Israel, March 14, 2016 - Check-Cap Ltd. (Nasdaq:  CHEK, CHEKW), a clinical stage medical diagnostics company engaged in the development of an ingestible capsule for preparation-free, colorectal cancer screening, today announced a change in the Company’s presentation date  at the 28th Annual ROTH Conference in Dana Point, California. Chief Executive Officer, Bill Densel, will now present on Tuesday, March 15, 2016 at 1:30pm PT, 4:30pm ET at the Ritz Carlton Laguna Niguel.

To access a live webcast of this presentation, please visit http://ir.check-cap.com/. A replay will be available for 90 days following the presentation.

About Check-Cap

Check-Cap is a clinical stage medical diagnostics company developing the first system for preparation-free scanning and imaging of the inner colon to identify precancerous polyps and cancers while being less invasive than traditional procedures. The Company is developing an ingestible capsule that utilizes proprietary, ultra-low-dose X-ray technology to safely generate high-resolution, 3-dimensional imagery of the interior of the colon. Without requiring bowel preparation or diet and activity modifications, Check-Cap's system is designed to increase patient acceptance and adherence to colorectal cancer screening recommendations. The Check-Cap system is currently not cleared for marketing in any jurisdiction.

Legal Notice Regarding Forward-Looking Statements

This press release contains "forward-looking statements." Words such as "may," "should," "could," "would," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," and similar expressions, as well as statements in future tense, often signify forward-looking statements.  Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved.  Forward-looking statements are based on information that the Company has when those statements are made or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements.  For a discussion of these and other risks that could cause such differences and that may affect the realization of forward-looking statements, please refer to the "Special Note On Forward-looking Statements" and "Risk Factors" in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission (SEC). Investors and security holders are urged to read these documents free of charge on the SEC's web site at http://www.sec.gov.  The Company assumes no obligation to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.

CONTACT:

Investors
David Carey
Lazar Partners Ltd.
212-867-1768
dcarey@lazarpartners.com

Media
Danielle Lewis
Lazar Partners Ltd.
212-843-0211
dlewis@lazarpartners.com